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Exhibit 11.1 - Statement Regarding Computation of Per share Earnings

(Unaudited)
(in thousands except per share data)
                                  Three Months Ended      Three Months Ended          Year Ended             Year Ended
                                  September 30, 1999      September 30, 1998      September 30, 1999     September 30, 1998
                                  ------------------      ------------------      ------------------     ------------------
Basic
  Average Common Shares
  outstanding                              4,513                   4,495                    4,506                 4,107

Net income available to
  Common shareholders                        309                    (145)                     570                   412

Per share amount                          $  .07                  $ (.03)                  $  .13                $  .10

Diluted
     Average Common Shares
     outstanding                           4,513                   4,495                    4,506                 4,117

     Net effect of dilutive
     stock  options  based
     on the Treasury  stock
     method using the average
     market price                            172                     140                      170                   172

Assumed conversion of                          -                     752                        -                   114
  Preferred Shares

Total                                      4,685                   4,635                    4,676                 4,403

Net income available to                   $  309                  $ (145)                  $  570                $  412
  common shareholders

Per share amount                          $  .07                  $ (.03)                  $  .12                $  .09

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